Haynes International, Inc. 1020 West Park Avenue P.O. Box 9013 Kokomo, Indiana 46904-9013

March 2, 2007

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
1 Station Place, N.E.
Mail Stop 7010
Washington, DC  20549

Re:	Haynes International, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2006
File No. 333-32617

Ladies and Gentleman:

This letter supplements the correspondence filed with the Securities and Exchange Commission (“SEC” or “Commission”) on February 21, 2006, responding to staff comments concerning the Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2006 for Haynes International, Inc. (the “Company”).  The Company hereby acknowledges that:

•                     We are responsible for the adequacy and accuracy of the disclosure in our SEC filings;

•                     We understand that staff comments or changes to disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to our filings with the SEC; and

•                     We understand that we may not assert staff comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to verbal comments received from the staff, we agree to expand our discussion of the materiality of domestic sales in relation to net income in our Management’s Discussion and Analysis of Financial Condition and Results of Operations sections within our Registration Statement on Form S-1 (File No.: 333-140194) and our future quarterly and annual reports filed pursuant to the Securities Exchange Act of 1934.

If you have any questions or comments, please do not hesitate to call the undersigned at (765) 456-6129.

Respectfully submitted,

HAYNES INTERNATIONAL, INC.

 /s/ Marcel Martin

Marcel Martin
Vice President — Finance